Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX: SVM

Silvercorp to Announce Year-End Results for Fiscal Year Ending March 31, 2017 on May 25

VANCOUVER, British Columbia – May 8, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) announces that its financial and operating results for the fiscal year ended March 31, 2017 will be released on Thursday, May 25, 2017 after the market close.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Gordon Neal, Vice President, Corporate Development

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.